Exhibit 99.2

QIWI PLC 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus +357 22-65-33-90, fax +357 22-76-09-18, office@qiwi.com.cy, qiwi.com

NOTICE FOR THE CONVOCATION

OF THE ANNUAL GENERAL MEETING

OF QIWI PLC

TO: All the shareholders of QIWI plc

June 17, 2020

NOTICE IS GIVEN in accordance with the Articles of Association of QIWI plc (the Company), that the ANNUAL GENERAL MEETING of the Company (the Meeting) will be held on August 04, 2020 at10:00 am (Cyprus time) at QIWI’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus for the purpose of taking into consideration the following matters and if thought proper approving the resolutions listed below:

PART A

ADOPTION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS FOR 2019 FINANCIAL YEAR

WHEREAS audited consolidated financial statements of the Company for 2019 financial year (as attached in Annex A hereto) and audited standalone financial statements of the Company for 2019 financial year (as attached in Annex B hereto) have been reviewed, considered, approved and recommended by the Board of Directors of the Company to the Meeting to be adopted.

PART B

APPOINTMENT OF THE COMPANY’S AUDITOR

WHEREAS the Board of Directors of the Company has recommended to re-appoint EY, as the Company’s Auditor in accordance with the provisions of section 153 of the Companies Law Cap 113 to hold office from the conclusion of that annual general meeting until the conclusion of the next annual general meeting when they shall be eligible for re-election and to fix Auditors’ remuneration in the amount of RUB 46 000 000 (VAT excluding) and EUR 24 250 (VAT excluding).

PART C

ELECTION OF DIRECTORS

1.    Election of the Independent Directors.

WHEREAS pursuant to Regulation 82 of the Articles unless and until otherwise determined on the Meeting, the number of Directors shall be up to seven (7), consisting of not more than four (4) Elected Directors and not less than three (3) Independent Directors; while there shall be elections of both Elected Directors and Independent Directors there shall be two separate set of voting procedures, one with respect to the Elected Directors and one with respect to the Independent Directors and voting procedure in respect of the minimum number of Independent Directors shall take place first.

WHEREAS at the date of the Meeting in accordance with Regulation 82B(c)(2) of the Articles each Independent Director shall retire from office.

WHEREAS the final slate of nominees for election (re-election) to the office of the Independent Directors to be voted on at the Meeting, prepared in accordance with Regulation 82B(a) of the Articles, shall be circulated to all the Members entitled to attend and vote at the Meeting at least (fifteen) 15 days prior to the Meeting.

WHEREAS pursuant to Regulation 82B(b) of the Articles the Members shall have weighted voting rights whereby each Member shall have the right to cast amongst one or more nominees as many votes as the votes attached to its shares multiplied by a number equal to the number of Independent Directors to be so appointed.

2.    Election of the Elected Directors.

WHEREAS at the date of the Meeting in accordance with Regulation 82A(c)(2) of the Articles all the Elected Directors shall retire from office.

WHEREAS the final slate of nominees for election (re-election) to the office of the Elected Directors to be voted on at the Meeting, prepared in accordance with Regulation 82A(a) of the Articles, shall be circulated to all the Members entitled to attend and vote at the Meeting at least (fifteen) 15 days prior to the Meeting.

WHEREAS pursuant to Regulation 82A(b) the Members shall have weighted voting rights whereby each Member shall have the right to cast amongst one or more nominees as many votes as the votes attached to its shares multiplied by a number equal to the number of Elected Directors to be so appointed.

PART D

APPROVAL OF DIRECTORS REMUNERATION

WHEREAS the Board of Directors has recommended to the Meeting to approve the remuneration of Directors consisting of (i) an annual fee in the amount of US$ 150,000 gross for participation in the Board meetings; (ii) an annual fee in the amount of US$ 12,500 gross for participation in the Board committees; (iii) an annual fee in the amount of US$ 25,000 gross for chairing the meetings of the Board or any of the Board Committees; and not to fix any remuneration for executive Directors of the Company.

PART E1

APPROVAL OF DISAPPLICATION OF SHAREHOLDERS PRE-EMPTION RIGHTS

WHEREAS, the shareholders have been provided with and have considered the letter of the Board of Directors of the Company as of June 17, 2020, as attached in Annex C hereto, which recommends to approve the disapplication of the shareholders’ pre-emption rights in respect of 3,100,000 (Three million one hundred thousand) class B shares, including to the extent relevant any class B shares issued in the form of ADS, solely for the purpose of issuing and allotment of shares under the employee equity compensation plans of the Company for a period of five (5) years with respect to certain future allotments of class B shares in the Company;

AND WHEREAS, according to the section 59A(1)(a) and 60B(5) of the Companies Law, Cap 113, the disapplication of pre-emption right has to be approved by both the holders of the relevant class of shares and the General Meeting.

[1]	IMPORTANT NOTE:

According to section 60(b)(5) of the Companies Law, Cap. 113, as amended, (the Law) the pre-emption right may not be restricted or excluded from the articles, unless by way of a resolution of the general meeting and the general meeting shall decide in accordance with the regulations set out in section 59A of the Law. Subject to section 59A(1)(a) of the Law, separate voting shall take place for each class of shares, the rights of which are affected by the change. Therefore, first, class A shareholders and class B shareholders shall vote separately and decide on proposed resolutions, and in case of their positive decision determined in accordance with section 59A(1)(b) of the Law, finally the General Meeting shall vote and take decision on proposed matters.

THE FOLLOWING ORDINARY RESOLUTIONS ARE PROPOSED:

PART A

1.

THAT audited consolidated financial statements of the Company for the 2019 financial year be and are hereby approved and adopted as being in the best interests of and to the advantage and further commercial benefit of and within the powers of the Company.

2.

THAT audited standalone financial statements of the Company for the 2019 financial year be and are hereby approved and adopted as being in the best interests of and to the advantage and further commercial benefit of and within the powers of the Company.

PART B

1.

THAT EY be and are hereby re-appointed as the Company’s Auditors to hold office from the conclusion of that annual general meeting until the conclusion of the next annual general meeting at which accounts are laid before the Company.

2.	THAT the Auditor’s remuneration amount is fixed in the lump sum amount of RUB 46 000 000 (VAT excluding) and EUR 24 250 (VAT excluding) for the ensuing year.

PART C

1.	TO cast the votes for Independent Directors as follows:

NAME OF NOMINEE	AMOUNT OF VOTES

2.	TO cast the votes for Elected Directors as follows:

NAME OF NOMINEE	AMOUNT OF VOTES

PART D

1.

THAT (i) an annual fee in the amount of US$ 150,000 gross for participation in the Board meetings; (ii) an annual fee in the amount of US$ 12,500 gross for participation in the Board committees; (iii) an annual fee in the amount of US$ 25,000 gross for chairing the meetings of the Board or any of the Board Committees, be and is hereby approved.

2.	THAT no remuneration shall be fixed for executive Directors of the Company.

PART E

THAT the shareholders resolve to waive and hereby waive their pre-emption rights in relation to all new shares and/or other securities giving right to the purchase of shares in the Company or which are convertible into shares of the Company, as provided in Regulation 8(a) of the Company’s articles of association and sections 59A and 60B(5) of the Companies Law, Cap. 113, as amended, (the “Disapplication”) as follows:

(a)

The Disapplication shall relate to a maximum of 3,100,000 (Three million one hundred thousand) class B shares, including to the extent relevant any class B shares issued in the form of ADS, to be issued solely for the purpose of the employee equity compensation of the Company;

(b)

The shares to be allotted thereunder shall be allotted at the discretion of the Board of Directors of the Company from time to time to any person or persons and at any price provided that such price shall not be below the par value of such shares;

(c)

The issue price of any shares allotted pursuant to the Disapplication should be at par value or at any price in excess of the par value, as may be determined by the Board from time to time, in order to allow maximum flexibility to the Company to issue and allot shares under the employee equity compensation plans;

(d)

The Disapplication shall be valid for a period of five (5) years from the date of approval by the General Meeting (i.e. August 04, 2020) in accordance with Section 62 of the Law and shall only relate to shares issued for cash consideration;

THAT the shareholders hereby, pursuant to the Disapplication, grant authority to the Board of Directors of the Company to allot the shares of the Company noting that:

(a)	The Board’s authority shall be valid for a period of five (5) years the date of approval by the General Meeting (i.e. August 04, 2020); and

(b)	The Disapplication shall only relate to shares issued for cash consideration.

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NOMINATION TO THE BOARD OF DIRECTORS:

A shareholder entitled to attend and vote at the Meeting is entitled to provide a nomination or nominations to the Board of Directors of the Company.

A sample of the nomination form is enclosed herewith as Annex D. The nomination form shall be in writing under the hand of the nominator or, if the nominator is a corporation, either under seal or under the hand of an officer. A candidate declaration under the nomination form shall be in writing under the hand of the nominee.

A Directors & Officers Questionnaire for a nominee who has not served as the Director of the Company by the date of the Meeting is enclosed herewith in Annex E.

A Directors & Officers Questionnaire Confirmation Form for a nominee who has served as the Director of the Company by the date of the Meeting is enclosed herewith in Annex F.

Either Directors & Officers Questionnaire or Directors & Officers Questionnaire Confirmation Form shall be completed in writing under the hand of the nominee and shall be enclosed to the nomination form.

Owners and holder of American Depositary Shares of the Company who wish to make a nomination shall contact the Bank of New York Mellon, being the Depositary, at the following contact details:

Mr. Alvaro Quiroga (alvaro.quiroga@bnymellon.com)

Ms. Mira Daskal (mira.daskal@bnymellon.com)

Original of any nomination form along with a copy of fully completed annexes hereto shall be submitted to the Company:

(a)	by electronic mail, to corporatelawyer@qiwi.com, OR

(b)	by facsimile, to +357 22 76 09 18.

BEFORE July 03, 2020, 23:59 pm (Cyprus time) (the “Nomination Cut Off Time”).

Nomination forms deposited after the Nomination Cut Off Time shall not be treated as valid.

PROXY:

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to vote on his behalf, and such proxy need not be a shareholder of the Company.

A sample of the instrument appointing a proxy authorizing such proxy to attend the Meeting and to exercise discretion is enclosed herewith as Annex G.

A sample of the instrument appointing a proxy and authorizing such proxy to attend the Meeting and to vote on your behalf under your special instructions is enclosed herewith as Annex H.

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer.

NOTE: In the sample instrument of proxy the name of the Deputy CEO of the Company is inserted as proxy. The Deputy CEO of the Company will attend the Meeting. Accordingly, should you wish you may sign and deposit the instrument of proxy to attend the Meeting and vote on your behalf as you will specifically instruct on the instrument of proxy. The Deputy CEO of the Company will not vote for any matter on any shareholder’s behalf unless the proxy includes specific voting instructions.

Original of any instrument of proxy or its notarially certified copy shall be deposited at the registered office of the Company, for the attention of the Chairman of the Board of Directors/Secretary of QIWI plc:

(a) 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus,

and a copy of such instrument of proxy shall be delivered to the Company:

(a)	by electronic mail, to corporatelawyer@qiwi.com, OR
(b)	by facsimile, to +357 22 76 09 18,

BEFORE the time for holding the Meeting, i.e. by August 03, 2020, 10:00 am (Cyprus time) (the “Cut Off Time”).

Proxies deposited after the Cut Off Time shall not be treated as valid.

Enclosed:

1.	Annex A – Audited consolidated financial statements of the Company for 2019 financial year.
2.	Annex B – Audited standalone financial statements of the Company for 2019 financial year.
3.	Annex C – Letter of the Board of Directors as of June 17, 2020.
4.	Annex D – Sample of the Board of Directors Nomination Form.
5.	Annex E – Directors & Officers Questionnaire.
6.	Annex F – Directors & Officers Questionnaire Confirmation Form.
7.	Annex G – Sample of Proxy to exercise discretion.
8.	Annex H – Sample of Proxy to vote under instructions.

Yours faithfully,

Mr. Sergey Solonin

The Chairman of the Board of Directors

for and on behalf of QIWI plc